Direct Line: 202.639.7078
Fax: 202.639.7003
vasiliki.tsaganos@friedfrank.com
July 28, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
          Re: Navios Maritime Acquisition Corporation and Navios Acquisition Finance (US) Inc.
Ladies and Gentlemen:
     On behalf of Navios Maritime Acquisition Corporation, a Marshall Islands corporation and Navios Acquisition Finance (US) Inc., a Delaware corporation (together, the “Company”) and pursuant to the Securities Act of 1933, as amended, we are filing by direct electronic transmission the Company’s Registration Statement on Form F-4 (File No. 333-175864) (the “Registration Statement”) relating to the registration of $105,000,000 in aggregate principal amount of 8 5/8% First Priority Ship Mortgage Notes due 2017. Except as noted in the Registration Statement, all of the exhibits have been previously filed or are included within the direct electronic transmission.
     The filing fee of $12,191 is being paid in connection with this filing.
     Please direct any questions or comments that the Staff may have with regard to the filing to Stuart H. Gelfond at (212) 859-8272 or the undersigned at the above-referenced number.

Sincerely,
/s/ VASILIKI B. TSAGANOS
Vasiliki B. Tsaganos

cc:	Vasiliki Papaefthymiou
Secretary